DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T 919.786.2002
F 919.786.2200

April 18, 2012

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc.

Schedule TO Filed April 6, 2012

File No.: 005-85609

Dear Ms. Duru:

We have received your comment letter dated April 13, 2012 (the “Comment Letter”) in connection with your review of the Dividend Capital Total Realty Trust Inc. (the “Company”) Tender Offer Statement on Schedule TO filed on April 6, 2012. We have filed today an amendment to the Tender Offer Statement on Schedule TO/A (the “Amendment”) in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below. For your convenience, your comments have been reproduced below, together with our responses.

Schedule TO

Summary Term Sheet, page 4

What liquidity options are available…, page 5

1.	In discussing the alternative liquidity option associated with the potential proposed NAV Offering, please disclose the risk that any such program, if implemented, would be subject to additional limitations on the amount of securities that could be redeemed in a given period.

Response: The Company has added this disclosure in the Amendment. Please see subparagraphs (2) and (5) of “Items 1 through 9 and 11.” of the Amendment.

Will the company offer to purchase Shares in response to unsolicited tender offers in the future…, page 6

2.	Please provide context to this statement and disclose the last offer made by the company in an effort to deter an unsolicited offer, inclusive of the price offered by the Board in such prior offer.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

April 18, 2012

Page Two

Response: The Company has revised this disclosure in the Amendment. Please see subparagraph (3) of “Items 1 through 9 and 11.” of the Amendment.

3.	Further clarify that there can be no assurance that the Board will discern that a future offer is advisable and as such, there is a risk that future offers will not be made.

Response: The Company has clarified this disclosure in the Amendment. Please see subparagraph (3) of “Items 1 through 9 and 11.” of the Amendment.

Introduction, page 9

4.	Clarify by reference disclosure in the Schedule 14D-9 or by including explanatory disclosure within the Offer to Purchase, the methodology of valuation assessments used by the Board in reaching its conclusion that the offer prices are less than the “current and potential long-term value of the Shares.” Please refer also to Staff comments in the letter dated April 11, 2012 with respect to analogous claims in the Recommendation Statement.

Response: The Company has clarified this disclosure in the Amendment. Please see subparagraph (1) of “Items 1 through 9 and 11.” of the Amendment.

Section 12. Conditions of this Offer…, page 26

5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the offeror. The conditions must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please clarify the condition related to MPF’s amendment of the offer. Is the condition triggered if MPF amends the offer in any manner or are there certain types of amendments that will trigger the condition? Please revise or advise.

Response: The Company has revised this disclosure in the Amendment. Please see subparagraphs (4) and (6) of “Items 1 through 9 and 11.” of the Amendment.

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

April 18, 2012

Page Three

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc:	Joshua J. Widoff, Esquire